UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80
Company Registry (NIRE): 33300275410

Publicly Held Company

EXCERPT OF ITEM 2 OF THE MINUTES OF THE
BOARD OF DIRECTORS’ SPECIAL MEETING

HELD ON AUGUST 19, 2011

As the secretary of the Board of Directors’ Meeting of Contax Participações S.A. held on August 19, 2011, at 11:30 a.m., I CERTIFY that item 2: “Company Act: changes in the Board of Directors of Contax Participações S.A.” of this meeting has the following wording:

“Concerning item 2 of the Agenda, the Board members unanimously approved the following changes in the Board of Directors of Contax Participações: (i)  the resignation of the sitting member, Mr. Ricardo Antônio Mello Castanheira; (ii) the suspension of the alternate member of the Board of Directors, Mr. Paulo Márcio de Oliveira Monteiro; (iii) the suspension of the alternate member of the Board of Directors, Mr. Rafael Cardoso Cordeiro. The Board members then elected the following for the remaining term of office up to the 2012 Annual Shareholders’ Meeting, pursuant to Article 150 of Law 6,404/76: (i)  as sitting member, Mr. RAFAEL CARDOSO CORDEIRO, Brazilian, single, civil engineer, Identity Card M-9.165.153, Individual Taxpayer’s ID (CPF/MF) 037.496.966-32, resident at Avenida do Contorno, nº 8.123, bairro Cidade Jardim, in the City of Belo Horizonte, State of Minas Gerais, and, as the respective alternate member, Mr. BRUNO GONÇALVES SIQUEIRA, Brazilian, single, economist and accountant, Identity Card 13.786.224, issued by SSP-MG, and Individual Taxpayer’s ID (CPF/MF) 075.851.006-39, resident at Avenida do Contorno, nº 8.123, bairro Cidade Jardim, in the City of Belo Horizonte, State of Minas Gerais; (ii)  as alternate member of Mr. Armando Galhardo Nunes Guerra Junior, Mr. PAULO MÁRCIO DE OLIVEIRA MONTEIRO, Brazilian, married, civil engineer, Identity Card M-739.711, issued by SSP-MG, and Individual Taxpayer’s ID (CPF/MF) 269.960.226-49, resident at Avenida do Contorno, nº 8.123, bairro Cidade Jardim, in the City of Belo Horizonte, State of Minas Gerais. The new members of the Board of Directors elected herein declare not to be involved in any crimes that might prevent them from exercising their duties and provide the declaration pursuant to Paragraph 4 of Article 147 of Law 6,404/76.”

These minutes were signed by all members of the Board of Directors, as follows: (sgn.) Fernando Antonio Pimentel Melo (Chairman); Cristiano Yazbek Pereira; Fernando Magalhães Portella; Pedro Jereissati; Renato Torres de Faria; Ricardo Antônio Mello Castanheira; Armando Galhardo Nunes Guerra Jr.; Zeinal Abedin Mahomed Bava; Shakhaf Wine; Manuel Jeremias Leite Caldas.

Rio de Janeiro, August 19, 2011.

Luciene Sherique Antaki

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 22, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.